FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 000-22161

Zindart Limited

    (Translation of registrant's name into
English)

    1203 East Wing, New World Office Building, 24 Salisbury Road,
Tsimshatsui, Kowloon, Hong Kong, S.A.R., China

    (Address
of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Index to Exhibits

    Exhibit No.

       Description

99.1

    Press release dated February 18,
2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZINDART LIMITED

(Registrant)

Date: March 1, 2005

       /s/ Ken
      Fowler

       Ken
      Fowler
       Chief
Financial Officer

Exhibit 99.1

Press Release dated February 18, 2005

Zindart Announces
Q3 Results of Operations
Development Investment Starting to Pay
Off
Corgi Introducing Stream of New Products for 2005

HONG KONG--Feb. 18, 2005--Zindart Limited (NASDAQ:ZNDT) today reported revenues of $22.9 million and a net loss from continuing operations of $2.4 million, or $0.25 per share, for Zindart's third quarter of fiscal 2005, ended
Dec. 31, 2004. The revenues for the third quarter compare to revenues of $25.5 million and a loss from continuing operations of $2.0 million, or $0.23 per share, for the same period in fiscal 2004. Revenues for the nine months ended
Dec. 31, 2004 were $73.5 million, with a loss from continuing operations of $4.9 million, or $0.52 per share, compared to revenues of $70.7 million and a loss from continuing operations of $4.2 million, or $0.48 per share, for the same period in fiscal 2004.

Loss from continuing operations excludes the results of the company's Hua
Yang division, which was sold in May 2004. Including the results of discontinued
operations of Hua Yang and the extraordinary gain, the company's net loss was
$3.9 million for the nine months ended December 31, 2004, $2.7 million for the nine months ended December 31, 2003. During the quarter ended December 31, 2004, the company recorded an extraordinary gain of $0.4 million, or $0.04 per share, relating to negative goodwill that arose from the acquisition of the remaining minority interests in one of the company's subsidiaries.

Gardiner Notes Improvements to Balance Sheet

Peter Gardiner, Chairman and CEO, Zindart, said the company's fiscal 2005 performance to date reflects a general softness in the toy industry, worldwide and particularly in fourth quarter 2004 in the U.S. Gardiner noted that, despite industry conditions, Zindart has made significant improvements to the balance sheet. In the last four years, the company's long-term debt has been extinguished, a reduction of $15 million, while cash as a percentage of total assets has moved from 4.3 percent in December 2000 to 9.1 percent in 2004. The average days of sales in accounts receivable have decreased from 80 days in
December 2000 to 56 days in December 2004.

Improvements in other areas have also strengthened the enterprise, Gardiner said. New, experienced senior managers are in place at both the corporate and division levels. Plant and equipment have been upgraded and new, sophisticated information management systems are being implemented.

Zindart Sticks to Global Branding Strategy

"We have stuck to our strategy of global branding for the company in general and our Corgi unit in particular, a strategy set forth in 2001 to drive shareholder value," Gardiner said. "This has required heavy investment in innovative product designs, which we have managed to achieve while still strengthening our balance sheet over the last four years. We are just starting to see the payoff, as buyers are responding and we're getting more stores and more shelf space both in the U.S. and worldwide."

Both operating units of Zindart, Zindart Manufacturing and Corgi Classics, recorded lower revenues this quarter against the same period last year, but for different reasons, according to Gardiner. Zindart Manufacturing revenues, down almost 20 percent, reflect flat sales for some of the company's large toy and gift industry customers, which created order cancellations. Revenues for Corgi,
Zindart's branded die-cast collectibles division, were down just under 10 percent due to new pricing and channel strategies, particularly in the U.S. This stalled growth for the short term, but Gardiner believes that these changes will allow consistent growth, long term.

Stream of New Products from Corgi Coming to Market

Over the past 12 months, Corgi doubled its product development expenses compared to the prior year. Gardiner said this has allowed the company to innovate, creating products that broaden existing product lines and provide greater potential for mass-market merchandiser sales.

The new Corgi marketing team showed the new lines at toy fairs in New York,
Chicago and Hong Kong from October to January and at the major toy shows in
London and Nuremberg during the past three weeks.

"As a result, we've been able to increase our orders from mass merchants and, in the next few weeks, we'll be showing our new lines again at the New York Toy
Fair, Feb. 20-23, 2005," Gardiner said.

New Batman Models Launching in Time to Benefit from New Warner Bros. Movie

In 2004, Corgi launched a Batman(TM) Collectibles Die-Cast Editions line, realistic renditions of some of DC Comics' most well known Batman vehicles. In
2005, Corgi will be rolling out 12 all-new Batman vehicles that will be in stores in time to take advantage of interest driven by the new Warner Bros.
movie "Batman Begins," starring Christian Bale as Bruce Wayne/Batman, Michael
Caine, Liam Neeson, Katie Holmes and Morgan Freeman, slated for release in June
2005.

Corgi's new Batman: The Silver Age Collection will be sold as a limited edition, each vehicle presented in a museum-quality hinged box. The complete set will include a die-cast replica of the DC Comics(TM) Batmobile(TM), circa 1960, which comes with Batman and Robin figures and a replica of the Batmarine(TM), a famous vehicle that could operate on water as well as land.

Corgi Showing 3 Completely New Product Lines

Corgi is introducing several new product lines in fiscal 2005. For boys,
Corgi is introducing Streakerz(TM), a line of micro racing cars that speed around their own miniature track at high speeds and perform stunts and tricks like no other die-cast vehicle. The cars kick into gear on the action Track Sets
Corgi has created especially for these miniature speed demons and have special wheels for better traction on their racetrack. Because kids won't be satisfied with just one or two, Corgi will sell extra cars in low-priced blister packs.

For girls, Corgi is unveiling Lil' Handfuls(TM), a line of miniature baby dolls with magic hands that climb, hold and hug and come with a complete line of accessories, offering hours of active play for young girls.

For adults in the U.S. market, Corgi is introducing Rock N Rollin' Rides(TM), scale models of the classic cars of the 50's and 60's. As part of a partnership with Rhino Records, a division of the Warner Music Group, each vehicle will feature two songs from that legendary era. The 1957 Corvette Stingray will come with The Drifters singing "Under the Boardwalk" and The Regents singing "Barbara
Ann." The 1967 Volkswagen Bug will offer The Rascals rendering "People Got to Be
Free" and "Groovin." Consumers who purchase the 1967 Camaro will be able to wax nostalgic over Sam and Dave singing "Hold On I'm Comin" and The Monkees singing
"Daydream Believer." Collectors who select the 1968 Shelby Mustang can hear
"Mustang Sally" by Wilson Pickett and "When a Man Loves a Woman" by Percy
Sledge. The songs, performed by the original artists, are activated by simply pressing on the steering wheel.

Corgi UK Updating Little Red Tractor Line

At Toy Fair in London recently, Corgi UK introduced brand new additions to its Little Red Tractor(TM) toy line, licensed companion products to the BBC-TV adventure series of the same name, the No. 1 children's TV show in Great
Britain.

Corgi UK Performing Well

"Corgi has long had a dominant share in the UK marketplace and the brand enjoys strong favorable recognition among collectors. Corgi UK remains profitable, providing a solid platform for product and geographic extension,"
Gardiner said. "Market conditions throughout Europe are not as volatile as in the U.S."

Management's strategy since 2000 has been to take this very established
British brand to every developed market, globally. Zindart has placed particular emphasis on penetrating both mass-market and specialty channels in the U.S., according to Gardiner.

Even with an intense development program, Corgi CEO George Volanakis has reduced Corgi SG&A expenses by one percent for the nine months ended Dec.
31, 2004, against the same period last year, Gardiner said.

About Zindart

Zindart supplies a wide range of plastic, die-cast and paper products, both under its own brands and for large consumer products companies.

Zindart's operating divisions include Corgi Classics Limited and Zindart
Manufacturing. Corgi Classics Limited produces a high quality line of die-cast replica items sold through retail channels in the United Kingdom, where Corgi holds a large share of its market, and in the United States. Zindart
Manufacturing provides both product design and quality turnkey manufacturing for well-known multi-national companies that offer branded products requiring rapid, high-volume delivery.

Founded in 1978, Zindart is based in Hong Kong with offices in the United
States and the United Kingdom.

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, in addition to those discussed above and without limitation, changes in market demand for Zindart's products, changes in economic conditions, dependence on certain customers and other risks described in the company's annual report on
Form 20-F for the fiscal year ended March 31, 2004. The company undertakes no obligation to revise these forward-looking statements to reflect subsequent events or circumstances.

                   ZINDART LIMITED AND SUBSIDIARIES
           Condensed Consolidated Statements of Operations
                  (In thousands, except share data)

                                                  Nine months ended
                                                    December 31,
                                               (Unaudited) (Unaudited)
                                                 2004         2003
                                               ----------  -----------
Net sales                                     $   73,510  $    70,707
Cost of goods sold                               (54,334)     (48,613)
                                               ----------  -----------
         Gross profit                             19,176       22,094
Selling, general and administrative expenses     (24,082)     (23,525)
                                               ----------  -----------
         Operating loss                           (4,906)      (1,431)
Other expense                                       (500)        (501)
                                               ----------  -----------
         Loss before income taxes and minority
          interests                               (5,406)      (1,932)
Income tax benefit (expense)                         675       (2,058)
                                               ----------  -----------
         Loss before minority interests           (4,731)      (3,990)
Minority interests                                  (142)        (227)
                                               ----------  -----------
         Loss from continuing operations          (4,873)      (4,217)
Income from discontinued operations, net of
 tax (including gain on disposal of $984 in
 2004)                                               519        1,469
                                               ----------  -----------
         Loss before extraordinary items          (4,354)      (2,748)
Extraordinary gain, net of tax                       418            -
                                               ----------  -----------
         Net loss                             $   (3,936) $    (2,748)
                                               ==========  ===========
Loss per common share:
 Basic:
  Loss from continuing operations             $    (0.52) $     (0.48)
  Income from discontinued operations               0.06         0.17
  Extraordinary gain                                0.04           --
                                               ----------  -----------
         Net loss                             $    (0.42) $     (0.31)
                                               ==========  ===========
 Diluted:
  Loss from continuing operations             $    (0.52) $     (0.48)
  Income from discontinued operations               0.06         0.17
  Extraordinary gain                                0.04           --
                                               ----------  -----------
         Net loss                             $    (0.42) $     (0.31)
                                               ==========  ===========
Weighted average number of common shares
 outstanding
   -  Basic                                    9,440,371    8,874,686
                                               ==========  ===========
   -  Diluted                                  9,440,371    8,874,686
                                               ==========  ===========

                   ZINDART LIMITED AND SUBSIDIARIES
           Condensed Consolidated Statements of Operations
                  (In thousands, except share data)

                                                 Three months ended
                                                    December 31,
                                               (Unaudited) (Unaudited)
                                                 2004         2003
                                               ----------  -----------
Net sales                                     $   22,914  $    25,456
Cost of goods sold                               (17,497)     (17,638)
                                               ----------  -----------
         Gross profit                              5,417        7,818
Selling, general and administrative expenses      (7,814)      (8,306)
                                               ----------  -----------
         Operating loss                           (2,397)        (488)
Other expense                                       (154)        (266)
                                               ----------  -----------
         Loss before income taxes and minority
          interests                               (2,551)        (754)
Income tax benefit (expense)                         198       (1,173)
                                               ----------  -----------
         Loss before minority interests           (2,353)      (1,927)
Minority interests                                   (43)         (97)
                                               ----------  -----------
         Loss from continuing operations          (2,396)      (2,024)
Loss from discontinued operations, net of tax          -         (153)
                                               ----------  -----------
         Loss before extraordinary items          (2,396)      (2,177)
Extraordinary gain, net of tax                       418            -
                                               ----------  -----------
         Net loss                             $   (1,978) $    (2,177)
                                               ==========  ===========
Loss per common share:
 Basic:
  Loss from continuing operations             $    (0.25) $     (0.23)
  Loss from discontinued operations                   --        (0.01)
  Extraordinary gain                                0.04           --
                                               ----------  -----------
         Net loss                             $    (0.21) $     (0.24)
                                               ==========  ===========
 Diluted:
  Loss from continuing operations             $    (0.25) $     (0.23)
  Loss from discontinued operations                   --        (0.01)
  Extraordinary gain                                0.04           --
                                               ----------  -----------
         Net loss                             $    (0.21) $     (0.24)
                                               ==========  ===========
Weighted average number of common shares
 outstanding
   -  Basic                                    9,603,954    8,944,064
                                               ==========  ===========
   -  Diluted                                  9,603,954    8,944,064
                                               ==========  ===========

                   ZINDART LIMITED AND SUBSIDIARIES
                Condensed Consolidated Balance Sheets
                            (In thousands)

                                  (Unaudited)              (Unaudited)
             Assets                  As of        As of      As of
                                   December 31,  March 31,  December
                                       2004        2004      31, 2003
                                  ------------- ---------- -----------
Cash and cash equivalents        $     9,600  $   1,539  $      3,159
Available-for-sale investments            25         63            95
Trade accounts receivable, net        14,358     17,755        16,057
Other current assets                  21,526     19,790        16,514
Assets of discontinued operations          -     31,712        36,966
                                  -----------   --------   -----------
          Total current assets        45,509     70,859        72,791
Property, plant, and equipment,
 net                                  21,943     22,277        22,529
Other long-term assets                 2,865      2,680         2,316
Goodwill                              35,726     35,726        35,726
                                  -----------   --------   -----------
          Total assets           $   106,043  $ 131,542  $    133,362
                                  ===========   ========   ===========

    Liabilities and Stockholders' Equity

Short-term debt                  $    13,001  $   9,774  $      9,730
Trade accounts payable and
 accrued expenses                     22,098     25,930        22,687
Other current liabilities              2,821      6,748         6,686
Liabilities of discontinued
 operations                                -     18,068        20,556
                                  -----------   --------   -----------
         Total current
          liabilities                 37,920     60,520        59,659
Long-term liabilities                  1,381      1,062         1,509
Minority interests                       708      1,770         1,698
Stockholders' equity                  66,034     68,190        70,496
                                  -----------   --------   -----------
         Total liabilities and
          stockholders' equity   $   106,043  $ 131,542  $    133,362
                                  ===========   ========   ===========

(a) At March 31, 2004 and December 31, 2003, $9,508,000 of goodwill was included in current assets under "assets of discontinued
    operations."